SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ___ )*


                  Nevstar Gaming and Entertainment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   64156G102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 11, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64156G102                       13D                 Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL INVESTMENTS, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    75,000,000 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    75,000,000 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     75,000,000 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     59.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64156G102                       13D                 Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL INVESTMENTS GP, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          75,000,000 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    75,000,000 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     75,000,000 SHARES (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     59.71%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Shares are owned by Halter Financial Investments, LP of which Halter Financial Investments GP, LLC is the sole general partner.

CUSIP No. 64156G102                       13D                 Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     TIMOTHY P. HALTER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          75,000,000 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    75,000,000 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     75,000,000 SHARES (2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     59.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(2) Shares are owned by Halter Financial Investments, LP of which TPH, L.P. is a limited partner of which TPH GP, LLC is the sole general partner of which Timothy P. Halter is the sole member.

CUSIP No. 64156G102                       13D                 Page 5 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     DAVID BRIGANTE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          75,000,000 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    75,000,000 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     75,000,000 SHARES (3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     59.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(3) Shares are owned by Halter Financial Investments, LP of which Bellfield Capital, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

CUSIP No. 64156G102                       13D                 Page 6 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     GEORGE L. DIAMOND
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          75,000,000 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    75,000,000 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     75,000,000 SHARES (4)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     59.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(4) Shares are owned by Halter Financial Investments, LP of which Colhurst Capital, L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George L. Diamond is the sole member.

CUSIP No. 64156G102                       13D                 Page 7 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     MARAT ROSENBERG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     NEVADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          75,000,000 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    75,000,000 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     75,000,000 SHARES (5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     59.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(5) Shares are owned by Halter Financial Investments, LP of which Rivergreen Capital, L.L.C. is a limited partner of which Marat Rosenberg is the sole member.

CUSIP No. 64156G102                       13D                 Page 8 of 12 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, $0.01 par value per share (the "Stock"), of Nevstar Gaming and Entertainment Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12890 Hilltop Road, Argyle, Texas 76226.


ITEM 2.  IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons
(collectively, the "Reporting Persons"): Halter Financial Investments, L.P., a Texas limited partnership ("HFI"); Halter Financial Investments GP, LLC, a Texas limited liability company and the general partner of HFI ("HFI GP"); Timothy P. Halter, a citizen of the United States and the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI ("Halter"); David Brigante, a citizen of the United States and the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI ("Brigante"); George
L. Diamond, a citizen of the United States and the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI ("Diamond"); and Marat Rosenberg, a citizen of the United States and the sole member of Rivergreen Capital, LLC which is a limited partner of HFI ("Rosenberg").

         HFI is a Texas limited partnership, the principal business of which is to provide financial consulting services. The principal business address of HFI, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         HFI GP is a Texas limited liability company, the principal business of which is to act as general partner of HFI. The principal business address of HFI GP, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Halter's principal occupation or employment is managing HFI GP and its related entities. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Brigante's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Brigante, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Diamond's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Diamond, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Rosenberg's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Rosenberg, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

CUSIP No. 64156G102                       13D                 Page 9 of 12 Pages



         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a stock purchase agreement, on October 11, 2005, HFI was issued 75,000,000 newly issued shares of restricted Stock for cash consideration of $75,000. HFI used "working capital" to pay this consideration. As used herein, the term "working capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of this transaction is to facilitate the desire of the Issuer to effect a reverse merger with an as yet unidentified private company at some point in the future. In order to further such a potential reverse merger, the Reporting Persons have acquired control of the Issuer through a purchase of outstanding shares of common stock.

         At the time of filing, neither the Issuer nor the Reporting Persons have any formal plans or proposals with regard to such a reverse merger. Upon identification of a suitable reverse merger candidate, the candidate would be merged into the Issuer and the primary business of the candidate would become the primary business of the Issuer. The purpose of such a reverse merger transaction is to allow the private company candidate to become a public reporting company pursuant to the Securities Exchange Act of 1934. Halter is currently serving as the President and sole director of the Issuer. Once a reverse merger transaction has occurred, it is expected that Halter will resign his positions as an officer and director and a new board of directors will be elected.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-3(a), at the close of business on October 10, 2005, HFI may be deemed to be the beneficial owner of 75,000,000 shares of the Stock, which constitutes approximately 59.7% of the 125,715,008 shares of the Stock outstanding on October 11, 2005 (the "Outstanding Shares"). HFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on October 11, 2005, HFI GP, as the sole general partner of HFI, may be deemed to be the beneficial owner of 75,000,000 shares of the Stock, which constitutes approximately 59.7% of the Outstanding Shares. HFI GP, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

CUSIP No. 64156G102                       13D                Page 10 of 12 Pages



         Pursuant to Rule 13d-3(a), at the close of business on October 11, 2005, Halter, as the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 75,000,000 shares of the Stock, which constitutes approximately 59.7% of the Outstanding Shares. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on October 10, 2005, Brigante, as the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 75,000,000 shares of the Stock, which constitutes approximately 59.7% of the Outstanding Shares. Brigante, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on October 11, 2005, 2005, Diamond, as the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 75,000,000 shares of the Stock, which constitutes approximately 59.7% of the Outstanding Shares. Diamond, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on October 10, 2005, 2005, Rosenberg, as the sole member of Rivergreen Capital, LLC which is a limited partner of HFI, may be deemed to be the beneficial owner of 75,000,000 shares of the Stock, which constitutes approximately 59.7% of the Outstanding Shares. Rosenberg, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         Transactions effected in the last 60 days:

------------ --------------- ------------- ------------ ------------------------
Reporting    Date            Number of     Price        How the transaction
Person                       Shares        per Share    was effected
------------ --------------- ------------- ------------ ------------------------
HFI          October 11,     75,000,000    $0.001       Private Stock Purchase
             2005                                       Agreement
------------ --------------- ------------- ------------ ------------------------

CUSIP No. 64156G102                       13D                Page 11 of 12 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1:     Stock Purchase Agreement dated October 10, 2005 by and between
------------      Nevstar  Gaming  and  Entertainment   Corporation  and  Halter
                  Financial Investments, L.P.

CUSIP No. 64156G102                      13D                 Page 12 of 12 Pages





                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         DATED:   October 11, 2005



                                        Halter Financial Investments, L.P.,
                                        a Texas limited partnership

                                        By: Halter Financial Investments GP, LLC
                                        Its: General Partner

                                        By:   /s/ Timothy P. Halter
                                           -------------------------------------
                                        Its: Chairman


                                        Halter Financial Investments GP, LLC,
                                        a Texas limited liability company

                                        By:   /s/ Timothy P. Halter
                                           -------------------------------------
                                        Its: Chairman


                                        /s/ Timothy P. Halter
                                        ----------------------------------------
                                        Timothy P. Halter


                                        /s/ David Brigante
                                        ----------------------------------------
                                        David Brigante


                                        /s/ George L. Diamond
                                        ----------------------------------------
                                        George L. Diamond


                                        /s/ Marat Rosenberg
                                        ----------------------------------------
                                        Marat Rosenberg

                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 11th day of October, 2005, by and between Halter Financial Investments, L.P., a Texas limited partnership ("Purchaser"), maintaining an address at 12890 Hilltop Road, Argyle, Texas 76226, and Nevstar Gaming and Entertainment Corporation, a Nevada corporation (the "Company"), maintaining an address at 1900 Avenue of the Stars, Suite 2410, Los Angeles, California 90067.

                              W I T N E S S E T H:

         WHEREAS, the Company desires to sell to Purchaser and Purchaser desires to purchase from the Company a total of 75,000,000 newly issued, restricted shares (the "Shares") of the common capital stock of the Company, par value $0.01 per share, representing approximately 59.7% of the Company's issued and outstanding common capital stock at the time of Closing (as hereinafter defined), upon the terms, provisions, and conditions and for the consideration hereinafter set forth; and

         WHEREAS, William O. Fleischman, the Principal Executive Officer, Principal Financial Officer and a member of the Board of Directors of Company ("Fleischman"), has agreed to be a party to this Agreement solely for purposes of complying with Section 6.2 of this Agreement; and

         NOW, THEREFORE, for and in consideration of the premises and mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby represent, warrant, covenant, and agree as follows:

Section 1. Issuance and Sale of Shares.

         Based upon the representations, warranties, and covenants and subject to the terms, provisions, and conditions contained in this Agreement, the Company agrees to sell and deliver the Shares to Purchaser, free and clear of all liens, pledges, encumbrances, security interests, and adverse claims, and Purchaser agrees to purchase the Shares from the Company for the consideration hereinafter set forth.

Section 2. Purchase Price.

         The total purchase price to be paid to the Company by Purchaser for the Shares is $75,000.00 (the "Purchase Price"), payable in cash by wire transfer of immediately available funds or certified check.

Section 3. The Closing.

         Upon execution of this Agreement (the "Closing"), the Company shall deliver to Purchaser a certificate(s) evidencing the Shares issued in the name of Purchaser, and immediately upon delivery thereof, Purchaser shall deliver to Company the Purchase Price.

Section 4. Representations and Warranties of the Company.

         In connection with the transactions contemplated by this Agreement, the Company hereby represents and warrants to Purchaser as follows:

         4.1. Organization, Standing and Power.

         The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary. The Company has heretofore delivered to the Purchaser true and complete copies of its Articles of Incorporation, as amended, and By-laws, each as currently in effect. The Company has no subsidiaries and does not own or control, directly or indirectly, any shares of capital stock of any other corporation or any interest in any partnership, limited liability company, joint venture or other non-corporate business enterprise.

         4.2. Validity of Transaction.

         This Agreement and, as applicable, each other agreement contemplated hereby are, or upon execution will be, valid and legally binding obligations of the Company, enforceable in accordance with their respective terms against the Company, except as limited by bankruptcy, insolvency and similar laws affecting creditors generally, and by general principles of equity. At the time that the Shares are sold, assigned, transferred and conveyed to Purchaser pursuant to this Agreement, the Shares will be duly authorized, validly issued, fully paid and nonassessable. The execution, delivery and performance of this Agreement have been duly authorized by the Company and will not violate any applicable federal or state law, any order of any court or government agency or the Articles of Incorporation or By-laws of the Company. The execution, delivery and performance of this Agreement and each other agreement contemplated hereby will not result in any breach of or default under, or result in the creation of any encumbrance upon any of the assets of the Company pursuant to the terms of any agreement by which the Company or any of its respective assets may be bound. The Company does not have any knowledge that any consent, approval or authorization of, or registration or filing with any governmental authority or other regulatory agency, is required for the validity of the execution and delivery by the Company of this Agreement or any documents related thereto.

         4.3. Capital Structure.

         The authorized capital stock of the Company consists of 126,396,450 shares of common stock, par value $0.01 per share (the "Company Common Stock"). As of the date of this Agreement, there are 50,715,008 shares of Company Common Stock issued and outstanding. No shares of Company Common Stock are held by the

Company in its treasury. All outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable, and were not subject to preemptive or similar rights at the time of issuance. No bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of the Company may vote are issued or outstanding. There are no outstanding stock appreciation rights or similar derivative securities or rights, including options or warrants, of the Company.

         4.4. Absence of Certain Changes or Events; No Undisclosed Material Liabilities.

         Except as otherwise set forth in Schedule 4.4 to this Agreement, the Company has no Liabilities. "Liability" means, as to any person, all debts, liabilities and obligations, direct, indirect, absolute or contingent of such person, whether accrued, vested or otherwise, whether known or unknown and whether or not actually reflected, or required in accordance with accounting practices generally accepted in the United States ("GAAP") to be reflected, in such person's balance sheet.

         4.5. Compliance with Applicable Laws.

The Company has, and after giving effect to the transactions contemplated hereby will have, in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except (a) for the lack of Permits and for defaults under Permits which individually or in the aggregate would not have a Company Material Adverse Effect, or (b) notices to be filed with the U.S. Securities and Exchange Commission ("SEC") and state securities agencies with regard to transactions contemplated herein. For purposes of this Agreement, the term "Company Material Adverse Effect" means any material adverse effect with respect to the Company, taken as a whole, or any change or effect that adversely affects, or is reasonably expected to adversely affect, the ability of the Company to maintain its current business operations or to consummate the transactions contemplated by this Agreement in any material respect. The Company is in compliance with, and has no liability or obligation under, all applicable statutes, laws, ordinances, rules, orders and regulations of any court or governmental or regulatory authority or body ("Governmental Entity"), including any liability or obligation to undertake any remedial action under hazardous substances laws, except for (y) instances of non-compliance, liabilities or obligations, which individually or in the aggregate would only have an immaterial effect, or (z) notices to be filed with the SEC and state securities agencies with regard to transactions contemplated herein.

         4.6. Litigation, etc.

         As of the date hereof, (a) there is no suit, claim, action or proceeding (at law or in equity) pending or threatened against the Company (including, without limitation, any product liability claims) before any Governmental Entity, and (b) the Company is not subject to any outstanding order, writ, judgment, injunction, order, decree or arbitration order that, in any such case described in clauses (a) and (b), (i) could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or
(ii) involves an allegation of criminal misconduct or a violation of the Racketeer and Influenced Corrupt Practices Act, as amended. As of the date hereof, there are no suits, actions, claims or proceedings pending or threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

         4.7. Disclosure.

         The representations and warranties and statements of fact made in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

         4.8. Taxes and Tax Returns.

         All taxes payable have been paid when due; there is no examination or audit, or any claim, asserted deficiency or assessment for additional taxes in progress, pending, or threatened, nor is there any reasonable basis for the assertion of any such claim, deficiency or assessment; no material special charges, penalties, fines, liens, or similar encumbrances have been asserted against the Company with respect to payment of or failure to pay any taxes which have not been paid or resolved without further liability to the Company. The Company has not executed or filed with any taxing authority any agreements extending the period for assessment or collection of any taxes. Proper amounts have been withheld by the Company from its employees' compensation payments for all periods in compliance with the tax withholding provisions of applicable federal and state laws. The Company is not a party to any tax-sharing or tax-allocation agreement, nor does the Company owe any amounts under any tax-sharing or tax-allocation agreement.

         4.9. Employee Benefit Plans.

         The Company does not have in place any arrangement or policy (written or oral) providing for insurance coverage, workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which is maintained or administered by the Company, or to which the Company contributes, and which covers any employee or former employee of the Company or under which the Company has any liability, including "employee welfare benefit plan," "employee benefit plan" and "employee pension benefit plan" as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         The Company is not a party to any collective bargaining agreements. There are no strikes or labor disputes or lawsuits, unfair labor or unlawful employment practice charges, contract grievances or similar charges or actions pending or threatened by any of the employees, former employees or employment applicants of the Company that would have a Company Material Adverse Effect.

         4.10. Certain Contracts.

         There are no written employment agreements or termination agreements with current officers, directors or consultants of the Company and to which the Company is a party.

         As of the date of this Agreement, (i) the Company is not a party to or bound by any commitment, agreement or other instrument (excluding commitments and agreements in connection with extensions of credit by the Company) which contemplates the payment of amounts in excess of $5,000, or which otherwise is material to the operations, assets or financial condition of the Company, including but not limited to any royalty, franchising fees, or any other fee based on a percentage of revenues or income and (ii) no commitment, agreement or other instrument to which the Company is a party or by which it is bound limits the freedom of the Company to compete in any line of business or with any person.

         As of the date of this Agreement, the Company is not in default in any material respect under any material lease, contract, mortgage, promissory note, deed of trust, loan agreement, license agreement (as to royalty payments) or other commitment or arrangement.

         4.11. Assets; Properties and Insurance.

         The Company has no assets, whether tangible or intangible, owns no real property and maintains no insurance of any kind.

         4.12. Minute Books.

         The minute book of the Company contains records which, in all material respects, accurately record all meetings of their stockholders and Board of Directors (including committees of the Board of Directors).

         4.13. Environmental Matters.

         The Company has not received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that the Company is responsible for the correction or cleanup of any condition resulting from the violation of any law, ordinance or other governmental regulation regarding environmental matters, which correction or cleanup would be material to the business, operations, assets or financial condition of the Company. The Company does not have any knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any real property owned or leased by the Company, or owned or controlled by the Company as a trustee or fiduciary (collectively, "Properties"), in any manner that violates or, after the lapse of time may violate, any presently existing federal, regional, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a Company Material Adverse Effect. The Company does not have any knowledge that, during the Company's ownership or lease of such Properties, any of such Properties has been operated in any manner that violated any applicable national, state or local law or regulation governing or pertaining to toxic or hazardous substances and materials.

         4.14. Loans, etc.

         As of the date of this Agreement, there are no liabilities, obligations or indebtedness of any kind whatsoever chargeable to any Company stockholder and payable to the Company by a Company stockholder.

         4.15. Intellectual Property.

         There are no arrangements relating to the use by the Company of any intellectual property owned by another person, and the Company has not at any time been in breach of such arrangements. The Company has not granted and is not obligated to grant a license, assignment or other right with respect to any intellectual property.

         4.16. Bankruptcy.

         On September 6, 2005, a final decree was entered in the United States Bankruptcy Court, District of Nevada, regarding the Company's voluntary petition for relief under Chapter 11, Case No. BK-S-00-15075-LBR. Since that final decree was entered, the Company has neither filed a voluntary bankruptcy petition nor been the subject of an involuntary bankruptcy petition nor is the Company the subject of an action under state insolvency laws or any other relevant laws.

         4.17. Criminal Proceedings.

         Neither the Company and its respective officers, directors, affiliates, promoters nor any predecessor of the Company have been subject to or suffered any of the following:

         o Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other misdemeanor offenses) within ten (10) years from the date hereof;

         o Any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities within ten (10) years from the date hereof; or

         o Being found guilty by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission ("CFTC") to have violated a federal or state securities or commodities law within ten (10) years from the date hereof, and the judgment has not been reversed, suspended or vacated.

         4.18. No Stockholder Approval Required.

         The provisions of Sections 78.378 to 78.3793, inclusive, of the Nevada General Corporation Law ("NGCL") do not apply to the Company due to the fact that the Company does not meet the definition of "issuing corporation" set forth in Section 78.3788 of the NGCL.

Section 5. Representations and Warranties of Purchaser.

         Purchaser acknowledges and understands that the Shares are being acquired for investment in a transaction that is considered to be exempt from registration. In connection with the transactions contemplated hereby, Purchaser hereby represents and warrants to the Company that:

         5.1. Investment Purposes.

         Purchaser is acquiring the Shares solely for investment purposes and not with a view to, or for resale in connection with, any distribution thereof or with any present intention of distributing or selling any of the Shares, except as allowed by the Securities Act of 1933, as amended, or any rules or regulations promulgated thereunder (collectively, the "Act").

         5.2. Disposition of Shares.

         Purchaser will hold the Shares subject to all of the applicable provisions of the Act, and Purchaser will not at any time make any sale, transfer, or other disposition of the Shares in contravention of said Act.

         5.3. Economic Risk.

         Purchaser acknowledges that it must bear the economic risk of its investment in the Shares for an indefinite period of time since the Shares have not been registered under the Act and therefore cannot be sold unless the Shares are subsequently registered or an exemption from registration is available.

         5.4. No Public Solicitation.

         The sale of the Shares to Purchaser is being made without any public solicitation or advertisements.

         5.5. Criminal Proceedings.

         Neither  the  Purchaser  and  its   respective   officers,   directors,
affiliates, promoters nor any predecessor of the Purchaser have been subject to or suffered any of the following:

         o Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other misdemeanor offenses) within ten (10) years from the date hereof;

         o Any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities within ten (10) years of the date hereof; or

         o Being found guilty by a court of competent jurisdiction (in a civil action), the SEC or the CFTC to have violated a federal or state securities or commodities law within ten (10) years of the date hereof, and the judgment has not been reversed, suspended or vacated.

         5.6. Information.

         Purchaser has received and reviewed such information as Purchaser deems necessary to evaluate the risks and merits of its investment in the Company.

         5.7. Accredited Investor.

         Purchaser is an "accredited investor" within the meaning of rule 501 of Regulation D promulgated under the Act.

         5.8. Financial Matters Experience.

         Purchaser has such knowledge and experience in financial matters as to be capable of evaluating the merits and risks of an investment in the Shares.

Section 6. Conditions to the Obligations of Purchaser at Closing.

         The   obligations  of  Purchaser  at  Closing  are   conditioned   upon
satisfaction, on or prior to such date, of the following conditions, which conditions are further conditioned upon the delivery of the Purchase Price by
Purchaser:

         6.1.     Stock Certificates.

         The Company shall have delivered to Purchaser certificate(s) issued in the name of Purchaser representing the number of Shares to be purchased by Purchaser pursuant to this Agreement.

         6.2. Resignation and Appointment of Officers and Directors.

         The Company shall have delivered duly executed letters of resignation from each of its officers and each director other than Fleischman, who shall remain a director of the Company. The Company shall have also delivered resolutions approved by the Board of Directors duly appointing Timothy P. Halter as the sole officer of the Company, holding the titles of President, Secretary and Chief Accounting Officer, and as a member of the Board of Directors.

Section 7. Closing and Post-Closing Obligations.

         7.1. Reverse Split.

         Within 30 days of the Closing, the Company shall, under the direction of Purchaser, make all necessary filings to effect a 300 for one reverse split of the Company's common capital stock (the "Reverse Split"). Pursuant to the Reverse Split, following the 300 for one conversion any partial shares of common capital stock will be rounded up to the next full share.

         7.2. Additional Issuance to Purchaser.

         Immediately following the Reverse Split, the Company will sell to Purchaser an additional 723,641 newly issued, restricted shares of its common capital stock for a purchase price of $0.30 per share (for an aggregate purchase price of $217,092.30).

         7.3. Settlement and Stock Issuance Agreement with W/F Investment.

         Immediately following the Reverse Split, the Company and W/F Investment Corp., a California corporation ("W/F Investment"), shall enter into a Settlement and Stock Issuance Agreement pursuant to which (i) W/F Investment shall forgive the approximately $416,857 that is owed to it by the Company and
(ii) the Company will pay W/F Investment $100,000 and issue 107,000 newly issued, restricted shares of the Company's common capital stock to W/F Investment. The Settlement and Stock Issuance Agreement shall be in the form and substance as agreed to by Purchaser and W/F Investment prior to the Closing.

         7.4. Put Option Agreement.

         Immediately following the execution of the Settlement and Stock Issuance Agreement referred to in Section 7.3, Purchaser and W/F Investment shall enter into a Put Option Agreement pursuant to which W/F Investment may require Purchaser to purchase up to 199,869 shares of common capital stock of the Company held by W/F Investment at a price per share of $2.00 at any time during the period of time (i) commencing 180 days following the Closing and (ii) ending upon the earlier of six (6) months following the Company's completion of a transaction whereby the Company acquires operating control, or substantially all of the assets, of a privately held corporation generating revenues as reported in financial statements audited in conformity with GAAP or two (2) years following the Closing. The Put Option Agreement shall be in the form and substance agreed to by Purchaser and W/F Investment prior to the Closing.

Section 8. Indemnification.

         The Company acknowledges that it understands the meaning and legal consequences of its representations, warranties and covenants and that the Purchaser has relied upon such representations, warranties, and covenants, and the Company hereby agrees to indemnify and hold harmless the Purchaser and its agents and employees for a period of one year from the date of this Agreement from and against any and all loss, damage or liability due to or arising out of a breach of any such representation, warranty, or covenant or any adverse consequence suffered by Purchaser as a result of the operation of the Company by Purchaser.

Section 9. Survival of Representations and Warranties.

         All representations, warranties, covenants, and agreements contained herein shall not be discharged or dissolved upon, but shall survive the Closing and shall be unaffected by any investigation made by any party at any time.

Section 10. Entirety and Modification.

         This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings, whether oral or written, between the parties hereto relating to such subject matter. No modification, alteration, amendment, or supplement to this Agreement shall be valid or effective unless the same is in writing and signed by all parties hereto.

Section 11. Successors and Assigns.

         This Agreement shall be binding upon and inure to the benefit of the respective parties hereto, their successors and permitted assigns, heirs, and personal representatives.

Section 12. Notices.

         All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made if hand delivered, mailed from within the United States by certified mail, or sent by overnight delivery service to the applicable address appearing in the preamble to this Agreement, or to such other address as either party may have designated by like notice forwarded to the other party hereto. All notices shall be deemed given when postmarked (if mailed), when delivered to an overnight delivery service or, if hand delivered, when delivered to the recipient.

Section 13. Severability.

         Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

Section 14. Headings.

         The headings of this Agreement are inserted for convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

Section 15. Counterparts.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 16. Legal Fees and Costs.

         If a legal action is initiated by any party to this Agreement against another, arising out of or relating to the alleged performance or non-performance of any right or obligation established hereunder, or any dispute concerning the same, any and all fees, costs and expenses reasonably incurred by each successful party or his, her or its legal counsel in investigating, preparing for, prosecuting, defending against, or providing evidence, producing documents or taking any other action in respect of, such action shall be the joint and several obligation of and shall be paid or reimbursed by the unsuccessful party or parties.

Section 17. Publicity.

         Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

Section 18. Governing Law.

         This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada without reference to conflicts of law provisions..

Section 19. Jurisdiction.

         Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of Nevada or of the United States of America for the District of Nevada and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address specified in Section 12, such service to become effective 10 days after such mailing.

         IN WITNESS WHEREOF, the parties hereto have duly executed this agreement as of the date first written above.

PURCHASER:                             HALTER FINANCIAL INVESTMENTS, L.P.


                                       By: Halter Financial Investments GP, LLC,
                                           its general partner


                                       By: /s/ David F. Brigante
                                          --------------------------------------
                                          David F. Brigante, President

THE COMPANY:                            NEVSTAR GAMING AND ENTERTAINMENT
                                        CORPORATION


                                       By: /s/ William O. Fleischman
                                          --------------------------------------
                                          William O. Fleischman,
                                          President


FLEISCHMAN:                             /s/ William O. Fleischman
                                       -----------------------------------------
                                       William O. Fleischman, solely as to
                                       Section 6.2 hereof.

                                  Schedule 4.4
                                       to
                            Stock Purchase Agreement


                   Nevstar Gaming & Entertainment Corporation
                             Schedule of Liabilities
                                October 11, 2005


Foley and Lardner                                                    $ 39,670.47
Piercy Bowler Tayler                                                 $ 12,876.25
Rosc, Snyder & Jacobs                                                $  3,500.00
Nevada Gaming Control Board - Principal                              $ 57,219.33
Nevada Gaming Control Board - Interest                               $  3,984.54
Nevada Dept of Taxation - Principal                                  $113,638.32
Nevada Dept of Taxation - Interest                                   $  7,279.41

                  Subtotal                                           $238,168.32

W/F Investment Corp                                                  $452,875.64

Total                                                                $691,043.96